FORM U-6B-2

                      Certificate of Notification

                    WISCONSIN POWER & LIGHT COMPANY

      This certificate is filed by Wisconsin Power & Light Company.

      This certificate is notice that Wisconsin Power & Light Company has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1.     Type of the security - Registered Senior Unsecured Debentures.

2.     Issue, renewal or guaranty - New Issues

3.     Principal amount of each security - $100,000,000

4.     Rate of interest per annum of each security - 7.625%

5.     Date of issue, renewal or guaranty - March 6, 2000

6.     If renewal of security, give date of original issue - Not
       Applicable

7.     Date of maturity of each security - March 1, 2010

8. Name of the person to whom each security was issued, renewed or guarantied: See Schedule 1

9.     Collateral given with each security:  None

10.   Consideration received for each security:  $98,740,000

11.    Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a.  the provisions contained in the first sentence of 6(b),  :
       b.  the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.    Not Applicable

14.    Not Applicable

15     Exempt from provisions of 6(a) under Rule 52(a).


                                WISCONSIN POWER & LIGHT COMPANY

                            By: /s/ Edward M. Gleason, VP - Treasurer
                                -------------------------------------
Date: March 14, 2000

                              Schedule 1

                    WISCONSIN POWER & LIGHT COMPANY


8) Name of the person to whom each security was issued, renewed or guaranteed.

The issue was offered as a 100% pot, the resulting book of orders was made up of the following:

         Amount   Company                  Manager
         ------   ---------------------    --------

      1,000,000   NISA                     Baird
        300,000   Cleary                   Baird
      7,500,000   American Family          Baird
     20,000,000   Wellington               Baird
      4,000,000   Country Company          Baird
      5,000,000   Cincinnati               Baird
      2,000,000   Fed Mutual               Baird
      9,500,000   Conning                  Baird
      1,000,000   Caterpillar              Baird
      5,000,000   Lutheran Brotherhood     Baird
     10,000,000   Torchmark                Baird
        300,000   Huntington               Baird
        225,000   Talon                    Baird
     10,000,000   Western Asset            Baird
        500,000   London Life              Baird
      3,000,000   Retail                   Baird
     ----------
     79,325,000

      1,000,000   Farm Bureau General      Bank One
      5,000,000   Empire Blue Cross        Bank One
        250,000   Kanaly Trust             Bank One
        250,000   Farmers Savings Bank     Bank One
      1,500,000   Atlantic Mutual          Bank One
      2,500,000   Bank One Retail          Bank One
      5,000,000   Calvert                  Bank One
     ----------
     15,500,000

      1,000,000   Schuman & Schneider      Legg Mason
        500,000   Cole Taylor Bank         Legg Mason
        400,000   Chicago Equity Partners  Legg Mason
      1,500,000   Atlantic Mutual          Legg Mason
        125,000   Manufacturers & Traders  Legg Mason
      ---------
      3,525,000

      1,000,000   Civitas                  Wachovia
        500,000   Georgia Casualty         Wachovia
        150,000   BOA Trust St. Louis      Wachovia
    -----------
      1,650,000
    -----------
    100,000,000


11)   Application of proceeds of each security.

      We intend to use the net proceeds from the sale of the debentures to repay short-term indebtedness and possibly to retire or refinance a portion of certain of our existing series of First Mortgage Bonds, including potentially Series V, 9.30%, due 2025; Series W, 8.60%, due 2027; Series X, 7.75%, due 2004; and/or Series Y, 7.60%, due 2005. As of February 18, 2000, we had $88.5
      million in short-term debt outstanding at a weighted average interest rate of 5.97%. We may initially invest the proceeds that we do not immediately require in short-term marketable securities.